Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

SOL-GEL TECHNOLOGIES LTD.

Proxy for Annual Meeting of Shareholders
on May 19, 2022
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Alon Seri-Levy and Gilad Mamlok, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held at 4:00 PM (Israel time) on May 19, 2022 at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, and at any adjournments or postponements thereof, as follows:

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

SOL-GEL TECHNOLOGIES LTD. 7 GOLDA MEIR ST., WEIZMANN SCIENCE PARK NESS ZIONA, 7403650, ISRAEL
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 18, 2022. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 18, 2022. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

SOL-GEL TECHNOLOGIES LTD.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.
			For	Against	Abstain
1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2022 and for an additional period until the following annual general meeting.
			☐	☐	☐

2.
To approve an amendment to the Company's Amended and Restated Articles of Association to provide that all Company directors will be elected or re-elected every year rather than every three years, except for external directors whose term of office is governed by the Israeli Companies Law.
			☐	☐	☐				For	Against	Abstain
							3f.	Ms. Yaffa Krindel-Sieradzki	☐	☐	☐

3.	To approve the re-election of directors for an additional one-year term until the annual general meeting to be held in 2023.						3g.	Mr. Jonathan B. Siegel	☐	☐	☐

	Nominees:					4.	To approve the annual cash bonus plan for 2022 for Dr. Alon Seri-Levy, the Company's chief executive officer.		☐	☐	☐
	3a.	Mr. Alon Seri-Levy	☐	☐	☐				Yes	No
							4a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? Response required for vote to be counted.	☐	☐
	3b.	Mr. Moshe Arkin	☐	☐	☐

	3c.	Mr. Itai Arkin	☐	☐	☐				For	Against	Abstain
						5.	To approve an amended Compensation Policy for a period of three years.		☐	☐	☐
	3d.	Ms. Hani Lerman	☐	☐	☐				Yes	No
							5a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above? Response required for vote to be counted.	☐	☐
	3e.	Mr. Shmuel Ben Zvi	☐	☐	☐
.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.
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Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date